Filing pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: SouthTrust Corporation Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: July 20, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s and SouthTrust’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning SouthTrust or the proposed merger or other matters and attributable to SouthTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Transcript of video Q&A with Malone and Thompson

Below, you will find a transcript of a recent question/ answer interview with Mr. Malone and Ken Thompson, CEO, chairman and president of Wachovia.

Wachovia employees were able to see the video today on their internal video network. As you know, SouthTrust does not have that communication channel. It was our plan to produce this video as a “special edition” IN FOCUS. We have done that, and the video is being duplicated as you read this memo. Each organization’s IN FOCUS video administrator will receive this video before week’s end.

We realize that many of you may have seen portions of this transcript in the media already. Because Wachovia presented this video to a broad employee base today, they were required to make a public record filing of the transcript as soon as possible after the broadcast. We apologize for not having the video available immediately, and intend to keep our commitment of keeping you informed.

The following is a transcript of a video broadcast made available to SouthTrust employees

[THEME MUSIC]

>>Katie:

WELCOME TO A SPECIAL EDITION OF IN FOCUS. RATHER THAN OUR REGULAR PROGRAMMING, WE WANTED TO TAKE THIS OPPORTUNITY TO PROVIDE YOU WITH A UNIQUE INTERVIEW WITH MR. MALONE AND KEN THOMPSON, CHAIRMAN, CEO AND PRESIDENT OF WACHOVIA. HOPEFULLY, IT WILL GIVE YOU SOME INSIGHT INTO THE SOUTHTRUST/WACHOVIA MERGER AND WHAT IS EXPECTED IN THE COMING MONTHS. LET’S JOIN GINNY MACKIN, DIRECTOR OF CORPORATE COMMUNICATIONS FOR WACHOVIA AS SHE VISITS WITH MR. MALONE AND MR. THOMPSON.

>>Ginny: WALLACE MALONE, KEN THOMPSON, THANK YOU SO MUCH FOR JOINING US TODAY. I’M THRILLED THAT YOU’RE HERE. LET’S START WITH MR. MALONE TODAY. IT’S BEEN THREE WEEKS SINCE WE MADE THE ANNOUNCEMENT OF OUR MERGER. WHAT WOULD YOU WANT EMPLOYEES TO KNOW ABOUT THE COMBINATION?

>>Mr. Malone: WELL, GINNY, THE SOUTHTRUST-WACHOVIA MERGER CREATES A FANTASTIC FINANCIAL INSTITUTION THAT WILL STRETCH LITERALLY FROM TEXAS TO CONNECTICUT. IT CREATES AN INSTITUTION WITH THE LARGEST MARKET SHARE IN THE SOUTHEAST. IT CREATES AN INSTITUTION WITH ABOUT 3,300 OFFICES AND A BROAD ARRAY OF FINANCIAL PRODUCTS SECOND TO NONE. AND ALL OF THIS DOESN’T EVEN INCLUDE WACHOVIA SECURITIES, WHICH HAS SEVERAL HUNDRED OFFICES SCATTERED ALL OVER THE UNITED STATES. WE SHOULD BE ABLE TO FURTHER EXPAND

BOTH OUR CUSTOMER BASE AND OUR MARKET SHARE. THIS SHOULD GIVE EVERYONE MORE AND MORE OPPORTUNITY FOR ADVANCEMENT AS TIME GOES BY. I AM VERY, VERY OPTIMISTIC ABOUT THE FUTURE. NOW, ONE OF THE FIRST QUESTIONS THAT IS OBVIOUSLY ON EVERYONE’S MIND IS, HOW DOES THIS AFFECT ME? WHO LOSES A JOB AND WHEN? WELL, WE THINK AND EXPECT THAT TURNOVER AND ATTRITION SHOULD TAKE CARE OF AS MUCH AS 35% OF THE PROBLEM. THE OTHER 65% WILL BE SPREAD OVER MAYBE 15 MONTHS OR SO AND MAYBE OUR GROWTH WILL ALSO HELP US OUT HERE. ANYONE AFFECTED SHOULD KNOW WELL IN ADVANCE AND WILL RECEIVE RATHER GENEROUS SEPARATION PAY. PLEASE DON’T GET NERVOUS. IT’S PREMATURE. EVERYONE SHOULD UNDERSTAND THAT PEOPLE WHO DEAL DIRECTLY WITH CUSTOMERS FACE TO FACE ARE NOT EXPECTED TO BE AFFECTED.

>>Ginny: KEN, I KNOW THAT YOU AND MR. MALONE HAVE BEEN OUT SPEAKING WITH ANALYSTS AND LARGE INVESTORS. CAN YOU SHARE WITH US WHAT THE REACTION HAS BEEN TO THOSE VISITS?

>>Mr. Thompson: SURE, I’D LOVE TO, GINNY. AS YOU WOULD EXPECT, INVESTORS ALWAYS BELIEVE THAT THE PRICE IS HIGH, AND SO WE’VE HEARD FROM SOME ANALYSTS THAT WE PAID FULL PRICE. THE GREAT THING HERE THEY ALSO SAY YOU PAID FULL PRICE AND YOU GOT FULL VALUE. SOUTHTRUST IS A COMPANY, AS WALLACE SAID, WHICH HAS HAD A 13% GROWTH RATE OVER 32 YEARS. THERE’S NOT ANOTHER FINANCIAL INSTITUTION IN THE COUNTRY THAT CAN MATCH THAT, AND THERE ARE VERY FEW COMPANIES IN THE UNITED STATES THAT CAN MATCH THAT GROWTH RECORD. SO THEY ACKNOWLEDGE FULL VALUE. THEY ALSO SAY WHAT A WONDERFUL COMBINATION. THESE ARE TWO COMPANIES THAT COMPLEMENT EACH OTHER. WE’LL BE THE DOMINANT PLAYER IN THE SOUTHEAST. FRANKLY, WE’LL BE THE DOMINANT PLAYER ON THE EAST COAST. IT ACCELERATES WACHOVIA’S PLANS TO GET INTO TEXAS BECAUSE SOUTHTRUST WAS ALREADY A PLAYER IN TEXAS. SO THE TWO STRATEGIC PLANS OF THE TWO COMPANIES FIT PERFECTLY TOGETHER. AND LASTLY, I WOULD SIMPLY SAY THAT THE ANALYSTS BELIEVE THAT THIS IS A COMPANY THAT DOMINATES ITS GEOGRAPHY, THAT HAS EVERY PRODUCT THAT OUR CUSTOMERS COULD WANT, AND THEY SIMPLY THINK THAT IT’S UP TO US NOW TO EXECUTE TO MAKE THIS AS GOOD AS IT LOOKS ON PAPER.

>>Ginny: CERTAINLY. THANK YOU. MR. MALONE, WHAT’S YOUR TAKE ON THE REACTION THAT YOU’VE SEEN FROM OUTSIDE OF THE FINANCIAL MARKETPLACE, CUSTOMERS, COMMUNITIES, THE PRESS?

>>Mr. Malone: YOU KNOW, GINNY, FRANKLY, WE FIND THAT CUSTOMER REACTION IS ACTUALLY PRETTY GOOD. WE BELIEVE THAT OUR CUSTOMERS HAVE ENOUGH CONFIDENCE IN US THAT THEY KNOW THAT SOUTHTRUST IS NOT GOING TO MERGE WITH ANYONE UNLESS WE ARE SURE THAT THEY ARE OUR KIND OF PEOPLE. THEY SHOULD KNOW THAT ALL OF US WILL CONTINUE TO GIVE THE SAME GREAT SERVICE. NOTHING WILL CHANGE IN THAT AREA. THE CUSTOMER IS STILL NUMBER ONE AND WILL CONTINUE TO BE NUMBER ONE FOR EVERYONE. EVERY SOUTHTRUST BRANCH IS CURRENTLY CALLING OR VISITING 50 GOOD CUSTOMERS EVERY WEEK. WE EXPECT TO CONTINUE THIS FOR THE FORESEEABLE FUTURE. WE’RE KEEPING RECORDS ON CUSTOMER REACTIONS, AND WE’LL CORRELATE THIS INFORMATION TO MAKE OUR CUSTOMER CALLS EVEN MORE EFFECTIVE AS TIME GOES BY. SOUTHTRUST AND WACHOVIA ARE GOOD CORPORATE CITIZENS. COMMUNITIES WILL FIND THAT WACHOVIA WILL CONTINUE TO BE A GOOD CORPORATE CITIZEN, AND THEY WILL BE DELIGHTED TO HAVE WACHOVIA AS A PART OF THEIR COMMUNITY.

>>Ginny: KEN, SHIFTING FROM STRATEGY TO TACTICS HERE, YOU HAVE CERTAINLY SEEN A NUMBER OF MERGERS IN YOUR YEARS WITH WACHOVIA. WHAT WOULD YOU SAY ABOUT THE INTEGRATION HERE, AND HOW DOES THIS PLAY AGAINST SOME OF THE ONES WE’VE DONE IN THE PAST?

>>Mr. Thompson: WELL, I WOULD SAY THAT I’M VERY CONFIDENT THAT THIS MERGER INTEGRATION WILL BE DONE FLAWLESSLY. I WOULD ALSO SAY THAT WE’RE PROBABLY GOING TO DO THIS TWICE AS FAST AS THE MERGER INTEGRATION ON THE FIRST UNION-WACHOVIA DEAL. THAT ONE TOOK TWO AND A HALF YEARS. WE’RE PLANNING TO DO THIS IN 15 MONTHS. THERE’S NOT AS MUCH OVERLAP IN THIS COMBINATION AS THERE WAS IN THAT ONE. SECOND THING, BOTH OF THESE COMPANIES, SOUTHTRUST AND WACHOVIA, ARE EXTREMELY EXPERIENCED IN MERGER INTEGRATION. I THINK FRANK SCHMIDT AT SOUTHTRUST HAS BEEN THROUGH SOMETHING LIKE 120 MERGERS. THOSE OF YOU AT WACHOVIA KNOW HOW MANY WE’VE GONE THROUGH, AND SO WE’RE GOING TO DO THIS MORE QUICKLY THAN THE LAST ONE. THAT LETS US CUT COSTS QUICKER. THAT LETS US GET TO OUR FINISHED STATE FASTER SO THAT WE CAN FOCUS ON REVENUE GROWTH AND THAT SORT OF THING. THE LAST THING I WOULD SAY ABOUT THIS MERGER INTEGRATION IS THAT IN FRANK SCHMIDT AND DAVID CARROLL, WE HAVE TWO LEADERS WHO KNOW HOW TO DO THIS. THEY’VE GOT A PLAN IN PLACE. WE’RE WELL ON THE WAY, EVEN THOUGH WE ONLY ANNOUNCED THE DEAL THREE WEEKS AGO, AND IT’S GOING TO BE DONE EXTREMELY WELL, AND I ASK ALL OF YOU TO PLEASE KEEP FOCUSING ON CUSTOMERS WHILE WE GO THROUGH THIS MERGER INTEGRATION. WE’VE GOT A TEAM IN PLACE THAT’S GOING TO GET THE INTEGRATION DONE. MOST OF US SIMPLY NEED TO KEEP OUR FOCUS ON OUR CUSTOMERS.

>>Ginny: AND ALONG THOSE LINES, MR. MALONE, I’D LIKE TO ASK YOU, WHERE DO YOU WANT EMPLOYEES TO FOCUS AS WE HEAD INTO THE NITTY-GRITTY OF THE INTEGRATION?

>>Mr. Malone: IF I COULD ONLY HAVE ONE MESSAGE TO ALL EMPLOYEES IT WOULD BE REMEMBER AND NEVER FORGET THE CUSTOMER IS NUMBER ONE. WITHOUT GOOD AND LOYAL CUSTOMERS, NONE OF US WOULD HAVE A JOB. THE CUSTOMER WILL ALWAYS BE NUMBER ONE. IF WE TAKE CARE OF OUR CUSTOMERS, THEY WILL MOST CERTAINLY TAKE GOOD CARE OF US. WE DON’T WANT ANY CUSTOMER WORRYING ABOUT OUR SERVICE OR HAVING ANY CONCERNS. WHAT WE REALLY WANT IS FOR OUR SERVICE TO ACTUALLY GET BETTER AND BETTER. RELATIVE TO INTEGRATION, IT IS GOING JUST FINE. LET ME REITERATE WHAT KEN JUST SAID. YOU HAVE TWO OUTSTANDING EXECUTIVES OVERSEEING THE INTEGRATION, DAVID CARROLL AND FRANK SCHMIDT. JUST BE PATIENT. EVERYTHING IS GOING FINE. THE INTEGRATION OF WACHOVIA AND FIRST UNION WENT WELL. THIS MERGER WILL BE AS GOOD, IF NOT BETTER.

>>Ginny: KEN, BOTH YOU AND MR. MALONE HAVE SAID THAT WE’RE GOING TO MOVE CAREFULLY AND DELIBERATELY THROUGH THIS INTEGRATION. YET, WE DO HAVE A RAPID TIME LINE. JUST LAST WEEK, WE MADE ANNOUNCEMENTS REGARDING RISK MANAGEMENT, THE GENERAL BANK AND ALSO WEALTH MANAGEMENT. WHAT WOULD YOU LIKE TO SAY TO EMPLOYEES ABOUT HOW THAT’S GOING AND HOW WE WILL BE MOVING FORWARD?

>>Mr. Thompson: WELL, I WOULD SAY IF YOU COMPARE THIS MERGER TO THE WACHOVIA-FIRST UNION MERGER, WE ARE WAY AHEAD ALREADY OF THE PACE WE

WERE UNDER THERE. DAVID CARROLL TOLD ME IN THE LAST WEEK, WE’RE PROBABLY SIX WEEKS AHEAD OF WHERE WE WERE THEN, AND THAT’S SIMPLY BECAUSE EVEN BEFORE THE MERGER, WE WERE ALREADY PLANNING HOW WE WERE GOING TO DO IT. WE WILL IMPROVE CUSTOMER SERVICE THROUGHOUT THIS MERGER INTEGRATION. WE WILL RETAIN CUSTOMERS THROUGHOUT THIS MERGER INTEGRATION. BOTH COMPANIES KNOW HOW TO DO THAT AND THAT’S JOB ONE. FRANK AND DAVID HAVE A PLAN IN PLACE ALREADY, A DETAILED PLAN ABOUT HOW THIS MERGER INTEGRATION IS GOING TO BE DONE. WE WILL FOLLOW THAT PROCESS AND IN 15 MONTHS, WE WILL BE ONE COMPANY AND WE WILL BE THE MOST FEARED COMPETITOR IN EVERY MARKET THAT WE’RE IN.

>>Ginny: THOSE ARE GOOD WORDS TO HEAR. MR. MALONE, MANY WACHOVIA EMPLOYEES KNOW OF THE STERLING REPUTATION OF SOUTHTRUST, BUT FOR PEOPLE WHO MIGHT NOT KNOW AS MUCH WHAT WOULD YOU WANT WACHOVIA EMPLOYEES TO KNOW ABOUT THE HISTORY AND THE VALUES OF SOUTHTRUST?

>>Mr. Malone: SOUTHTRUST DOES HAVE AN OUTSTANDING RECORD. SOUTHTRUST HAS GROWN FROM ABOUT $500 MILLION BACK IN 1972 TO ABOUT $53 BILLION TODAY, FROM ABOUT 25 OFFICES IN TWO CITIES TO OVER 750 OFFICES IN 9 STATES. SOUTHTRUST HAS COMPOUNDED, AS KEN TOLD YOU EARLIER, ITS NET INCOME OF 13% A YEAR FOR 32 YEARS. IN OUR HISTORY, WE HAVE ONLY HAD TWO DOWN YEARS IN EARNINGS, AND EVEN THEN, WE WERE ONLY DOWN ABOUT 5% OR LESS. 70% OF SOUTHTRUST’S GROWTH HAS BEEN BUILT THROUGH DAY-TO-DAY COMPETITION NOT THROUGH ACQUISITIONS. YOU ARE GOING TO FIND THAT SOUTHTRUST PEOPLE ARE VERY COMPETITIVE AND WANT TO DO THEIR SHARE OR MORE. I CAN ASSURE EVERYONE THAT YOU WILL LIKE WORKING TOGETHER AND THAT YOU WILL FIND THAT OUR CULTURES ARE VERY MUCH THE SAME. THINGS ARE GOING TO WORK WELL, BELIEVE ME.

>>Ginny: WELL, THAT’S GOOD TO HEAR, AND KEN, SAME QUESTION. WHAT WOULD YOU LIKE SOUTHTRUST EMPLOYEES TO KNOW ABOUT WACHOVIA?

>>Mr. Thompson: WELL, FIRST THING I WANT THEM TO KNOW IS THAT WE ARE DELIGHTED TO BE JOINING SOUTHTRUST IN CREATING A GREAT COMPANY, A COMPANY THAT I THINK CAN BE THE BEST FINANCIAL COMPANY IN OUR INDUSTRY AND BY THE WAY, THAT’S OUR GOAL. I’D ALSO LIKE THEM TO KNOW THAT WACHOVIA, AS THEY WILL EXPERIENCE WACHOVIA TODAY, IS A COMPANY THAT WAS CREATED THROUGH THE MERGER OF FIRST UNION AND WACHOVIA OVER THREE YEARS AGO, AND IT’S A COMPANY THAT HAS TREMENDOUS MOMENTUM. OUR SECOND QUARTER OF 2004 WILL BE THE 8th QUARTER IN A ROW THAT WE HAVE HAD AT LEAST 19% GROWTH OF EARNINGS PER SHARE OVER THE SAME QUARTER THE PREVIOUS YEAR. THAT’S GREAT MOMENTUM. THAT’S THE KIND OF MOMENTUM THAT SOUTHTRUST HAS EXPERIENCED FOR DECADES, AND IT’S THE KIND OF TRACK RECORD THAT WE WANT TO BUILD GOING FORWARD. WE ARE A COMPANY THAT BELIEVES IN VALUES. WE TALK ABOUT VALUES. WE BELIEVE IN INTEGRITY. WE BELIEVE IN VALUING THE INDIVIDUAL. WE BELIEVE IN PERSONAL ACCOUNTABILITY. WE BELIEVE IN SERVICE TO CUSTOMERS. WE STRONGLY BELIEVE IN TEAMWORK, AND MOST OF ALL, WE BELIEVE IN WINNING. THAT IS, BEATING THE COMPETITION. AND IF YOU PERFORM IN YOUR JOB AND IF YOU CAN MEET ALL OF THOSE VALUES, YOU’RE GOING TO DO EXTREMELY WELL AT THE NEW WACHOVIA.

>>Ginny: WELL, THAT’S A GREAT SEGUE INTO MY NEXT QUESTION. FIRST FOR MR. MALONE. THAT IS, BOTH COMPANIES HAVE A DEEP HISTORY OF VALUES AND THEY BUILD OUR CULTURE. WHAT DO YOU THINK THE VALUES THAT YOU SEE FROM SOUTHTRUST, HOW ARE THOSE GOING TO WORK GOING FORWARD?

>>Mr. Malone: BOTH OF THESE COMPANIES HAVE A GREAT WORK ETHIC AND A WONDERFUL AND VERY SIMILAR CULTURE. THIS, ALONG WITH MILLIONS OF GOOD CUSTOMERS AND ABOUT 95,000 OR SO EMPLOYEES IS ALL WE NEED TO CONTINUE TO BUILD A POWERHOUSE IN THE BANKING BUSINESS. IF I COULD INSTILL ONE VIRTUE THROUGHOUT THE COMPANY, IT WOULD BE THAT EVERYONE AND I MEAN EVERYONE HAS A REAL SENSE OF URGENCY TO GET MOVING AND GET THINGS DONE. DO WHAT NEEDS TO BE DONE TODAY AND DON’T PUT IT OFF UNTIL TOMORROW. FOCUS ON THE CUSTOMER AND OWN YOUR JOB. LET’S ALL DO OUR BEST TO BE REAL WINNERS. LET’S BE, BY FAR, THE MOST FORMIDABLE COMPETITOR IN THE MARKET.

>>Ginny: FINALLY, WE ARE IN THE PROCESS OF SCHEDULING SOME TOWN HALL MEETINGS AND THE TWO OF YOU WILL BE HITTING THE ROAD. KEN, I WILL ASK YOU FIRST. WHAT WOULD YOU LIKE TO ACCOMPLISH THROUGH THESE TOWN HALL MEETINGS THAT WE’LL BE HAVING OVER THE NEXT FEW MONTHS?

>>Mr. Thompson: WELL, WALLACE AND I ARE ACTUALLY SITTING DOWN TODAY COMPARING CALENDARS AND WE ARE GOING TO SCHEDULE A NUMBER OF MEETINGS ACROSS THE FRANCHISE, AND REALLY, WE WANT TO DO A COUPLE OF THINGS. WE WANT TO TALK FACE TO FACE WITH ALL OF OUR EMPLOYEES ABOUT OUR EXCITEMENT ABOUT THIS COMBINATION. WE WANT TO MAKE SURE THAT EACH OF YOU UNDERSTANDS FROM OUR PERSPECTIVE HOW GOOD WE THINK THIS IS GOING TO BE, AND THEN WE WANT TO ANSWER QUESTIONS AND WE WILL NOT BE ABLE TO ANSWER EVERY QUESTION THAT COMES UP ON THE SPOT, BUT WHERE WE CAN, WE WILL BE INCREDIBLY CANDID AND STRAIGHT FORWARD AND WHERE WE CAN’T, WE WILL GET ANSWERS AND THROUGH EITHER THIS MEDIUM OR THROUGH PRINT OR SOME OTHER WAY, WE WILL ANSWER EVERY QUESTION THAT EMPLOYEES HAVE.

>>Ginny: I THINK THAT’S IMPORTANT, AND MR. MALONE, WHAT WOULD YOU HOPE TO ACCOMPLISH WITH THE TOWN HALL MEETINGS?

>>Mr. Malone: GINNY, ABOUT THE SAME THING REALLY KEN SAID. WE WANT EVERYBODY’S QUESTIONS ANSWERED. WE WANT EVERYBODY TO BE COMFORTABLE, NOT TO BE NERVOUS, TO KNOW THAT THEY’RE GOING TO HAVE GOOD OPPORTUNITIES. THEY CAN GET ANSWERS. THEY’RE NOT GOING TO BE LEFT OUT THERE HANGING, ET CETERA. YOU KNOW, AND KEN EXPRESSED IT, YOU KNOW, QUITE WELL. I DO HAVE ONE OTHER COMMENT I’D LIKE TO MAKE. NOW, I’VE BEEN IN THE BANKING BUSINESS OVER 45 YEARS, AND I HAVE KNOWN LOTS OF CHIEF EXECUTIVE OFFICERS ALL OVER THIS UNITED STATES, AND I WANT TO TELL ALL OF YOU THAT KEN THOMPSON IS A FINE EXECUTIVE. I MEAN, HE’S AS GOOD OF AN EXECUTIVE AS I HAVE EVER SEEN ANYWHERE IN ANY INDUSTRY. I HAVE AN ENORMOUS AMOUNT OF CONFIDENCE IN HIS CONTINUED LEADERSHIP. AS A LOT OF YOU KNOW, I’M GOING TO WIND UP BEING A PRETTY FAIR SHAREHOLDER IN WACHOVIA, AND I HAVE GREAT CONFIDENCE IN THE VALUES THAT KEN AND WACHOVIA ARE GOING TO ADD IN THE FUTURE OF THIS COMPANY. I AM THRILLED TO DEATH TO BE A PART OF THIS ORGANIZATION AND I LOOK FORWARD TO AN OUTSTANDING FUTURE UNDER KEN’S CONTINUED LEADERSHIP.

>>Ginny: THANK YOU SO MUCH. THANK YOU TO BOTH OF YOU. WE APPRECIATE YOUR TIME AND YOUR INSIGHTS, AND WE LOOK FORWARD TO SPEAKING WITH YOU AGAIN IN THE FUTURE.

THANKS, AGAIN.

>>Mr. Thompson: THANK YOU.

>>Mr. Malone: THANK YOU.

We hope that you have enjoyed this special edition of IN FOCUS. It is our goal to have each employee feel as informed as possible about the merger. Please visit the transition news page on the Infonet for the most up to date information.

Additional Information

The proposed merger between Wachovia and SouthTrust will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and on July 9, 2004, Wachovia filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the merger, free of charge, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com or at SouthTrust.com.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in Wachovia’s proxy materials filed with the SEC by Wachovia on March 15, 2004. Information about SouthTrust’s directors and executive officers and their ownership of SouthTrust common stock is contained in SouthTrust’s proxy materials filed with the SEC by SouthTrust on March 8, 2004. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the definitive joint proxy statement/prospectus regarding the merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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